June 15, 2005


Mail Stop 4561

Michael V. Shustek
Director
Vestin Mortgage, Inc.
8379 West Sunset Road
Las Vegas, NV  89113

Re:	Vestin Fund III, LLC
      Post-Effective Amendment No. 3 to Form S-11
      Filed June 3, 2005
      File No. 333-105017

Dear Mr. Shustek:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. We note that the selling price per unit increased to $10.30 per unit as disclosed in a prospectus supplement dated November 10, 2004.
Please tell us why it was appropriate to increase the selling price per unit in a prospectus supplement as opposed to a post-effective amendment to the registration statement. In your analysis, please address any rescission risk for those sales made without a post-effective amendment disclosing the new price of $10.30 per unit. In addition, please clarify whether the annual review of the value of the fund`s assets will cause the offering price to be modified each year and tell us how you intend to disclose any future modification in price.


2. Please revise to provide all the signatures required by Form S-
11,
including a majority of the board of directors of the corporate general partner signing the registration statement.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.








      Please contact Jennifer Gowetski at (202) 551-3401, or me at
(202) 551-3780 with any questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Hillel T. Cohn, Esq. (via facsimile)
	Morrison & Foerster LLP
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Michael V. Shustek
Vestin Fund III, LLC
June 15, 2005
Page 3